

SEC MAIL PROCESSING
RECEIVED
NOV 2 1 2007
WASH, D.C.
186
SECTION

AB
12/13

SECURITIES AND EXCHANGE COMMISSION

07008712

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bristol Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Executive Drive
(No. and Street)

Plainview	NY	11803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hartzman 516-349-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Suite 550, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, Michael Hartzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Financial Services, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRI L. LEE
Notary Public, State of New York
No. 01LE6165662
Qualified in Nassau County
Commission Expires May 14, 2011



Signature

President
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Bristol Financial Services, Inc.

We have audited the accompanying statement of financial condition of Bristol Financial Services, Inc. as of September 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bristol Financial Services, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous year.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
November 15, 2007

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2007

ASSETS

Cash	$	114,559
Receivable from broker-dealers and clearing organizations		141,400
Equipment at cost, less accumulated depreciation of $ 4,594		14,688
Other assets		12,512
	$	283,159

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	23,313
Income taxes payable		75
TOTAL LIABILITIES		23,388
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		25,000
Additional paid-in capital		67,201
Retained earnings (deficit)		167,570
TOTAL STOCKHOLDERS' EQUITY		259,771
	$	283,159

The accompanying notes are an integral part of the financial statements.

BRISTOL FINANCIAL SERVICES, INC.
INCOME STATEMENT
For the year ended September 30, 2007

REVENUES		
Commissions and fees	$	1,057,934
Other income		35,000
		1,092,934
EXPENSES		
Employee compensation and benefits		404,635
Commissions, exchange and clearance fees		24,291
Communications and data processing		20,686
Occupancy		33,494
Other operating expenses		351,673
		834,779
INCOME (LOSS) BEFORE TAXES		258,155
PROVISION FOR INCOME TAXES		75
NET INCOME	$	258,080

The accompanying notes are an integral part of the financial statements.

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended September 30, 2007

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance at 10/1/2006	100	$ 25,000	$ 67,201	$ (34,967)
Net Income				258,080
Distributions paid	-	-	-	(55,543)
Balance at 9/30/2007	100	$ 25,000	$ 67,201	$ 167,570

The accompanying notes are an integral part of the financial statements.

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	258,080
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,705
Increase in receivable from broker-dealers and mutual fund companies		(115,713)
Increase in accounts payable and other liabilities		9,087
Decrease in income taxes payable		(80)
Increase in prepaids and other assets		(12,512)
NET CASH PROVIDED BY OPERATING ACTIVITIES		142,567
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(1,512)
NET CASH USED BY INVESTING ACTIVITIES		(1,512)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid		(55,543)
NET CASH USED BY FINANCING ACTIVITIES		(55,543)
INCREASE (DECREASE) IN CASH		85,512
CASH AT BEGINNING OF YEAR		29,047
CASH AT END OF YEAR	$	114,559

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$	528

The accompanying notes are an integral part of the financial statements.

BRISTOL FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The National Association of Securities Dealers (NASD). The company is a New York Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

SECURITY TRANSACTIONS

Principal transactions are recorded on a trade date basis.

COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

DEPRECIATION

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

STATEMENT OF CASH FLOWS

For the purpose of The Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company rule is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At September 30, 2007, the Company has net capital of $ 91,171 which was $ 86,171 in excess of its required net capital of $ 5,000. The Company's net capital ratio was .26 to 1.

4. INCOME TAXES

The income tax provision consists of the following:

	Total	Currently Payable
State and local	$ 75	$ 75
	$ 75	$ 75

The Company elected to be taxed as an S Corporation effective from July 13, 2005. Thus no provision for federal taxes is provided.

5. RECEIVABLE FROM BROKER-DEALERS AND MUTUAL FUND COMPANIES

	Receivable
Fees and Commissions Receivable	$ 141,400
	$ 141,400

6. COMMITMENTS AND CONTINGENCIES

The company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space and equipment at September 30, 2007, are approximately as listed below:

Fiscal year end	Amount
September 30, 2008	$ 42,834
September 30, 2009	42,862
September 30, 2010	44,576
Aggregate amount thereafter	3,727

Rent expense for the year ended September 30, 2007 aggregated $ 33,494.

7. RELATED PARTY TRANSACTIONS

The company at times is advanced money by its shareholders or other shareholder owned entities on a short-term basis. At September 30, 2007, there was no money due to shareholders or shareholder owned entities. The company had a cost sharing agreement with another shareholder owned entity to allocate rent, personnel costs, technology and other services.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors of
Bristol Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bristol Financial Services, Inc. (the Company), for the year ended September 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
November 15, 2007

SCHEDULE I

BRISTOL FINANCIAL SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2007

NET CAPITAL

Total stockholders' equity	$	259,771
Deductions:		
A. Non-allowable assets		168,600
NET CAPITAL	$	91,171

AGGREGATE INDEBTEDNESS

Accounts payable, accrued expenses, and other liabilities	$	23,313
Income taxes payable		75
TOTAL AGGREGATE INDEBTEDNESS	$	23,388

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	86,171
Excess net capital at 1,000%	$	88,832
Ratio: Aggregate indebtedness to net capital		.26 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II) of Form X-17A-5 as of September 30, 2007

Net capital, as reported in Company's Part II (unaudited)		
Focus report	$	99,231
Net audit adjustments		(8,060)
Net capital per above	$	91,171

SCHEDULE II

BRISTOL FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2007

The company effected no transactions with coustomers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.

END